FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of the Filing of a Petition by a Subsidiary to Commence

Civil Rehabilitation Proceedings

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 30, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

March 30, 2007

For immediate release:

To whom it may concern:

Mitsui & Co., Ltd.

Notice of the Filing of a Petition by a Subsidiary to Commence

Civil Rehabilitation Proceedings

This is to announce that a petition to commence civil rehabilitation proceedings has been filed with the Nagoya District Court today by Obara Kogyo Co., Ltd. (“OBARA”), a subsidiary of Mitsui & Co., Ltd. (“MITSUI”) engaged in the operation of Matsuna Country Club (“the Club”) with the following details:

1.	Reason for the petition

OBARA has decided to file the petition to commence civil rehabilitation proceeding, because due of the repayment schedule is unlikely to be complied with rescheduled repayment plan under prolonged severe conditions for conducting golf membership business, followed the collapse of the Japanese bubble economy.

2.	Total amount of liabilities (as of March 30, 2007):

7.2 billion yen

3.	Description of OBARA

Location of the head office:	Nakamura-ku Nagoya City
President:	Susumu Hosoi
Type of business:	Operation of a golf club
Establishment:	October, 1984
Amount of capital:	50 million yen
Number of visitors:	35,849 (from April 05 to Mach 06)
Number of Members:	734 (as of March 30, 2007)
Shareholders:	Mitsui & Co., Ltd. (60%)
Yahagi Construction Co., Ltd. (40%)

4.	Historical business results (Unit: Million yen)

	FY ended March 31, 2004	FY ended March 31, 2005	FY ended March 31, 2006
Sales	508	472	478
Net Income	1	13	-5,097

5.	Description of the Club

Location:	Toyota city, Aichi Prefecture, Japan
Opening date:	September, 1989
Course:	18 holes, par 72,
Length:	6,752 yards in total

6.	Future plan

Resort Trust Group (“the Group”) was appointed by OBARA as sponsor for rehabilitation plan. Under initiative of the Group, the Club will be operated based on the plan.

Creditors’ meeting is scheduled to be held on April 5, 2007 and details will be explained there.

7.	Outline of Resort Trust Group

Scope of Business:	Membership operation business, Restaurant and Hotel Management, Medical (diagnostic) Business, Golf Club Management
Annual Revenue:	Approxi. ¥83 billion (2006/Mar consolidated)
Total Assets:	Approxi. ¥209 billion (ditto)
Paid up Capital:	¥13,479,960,000 (ditto)
Number of Employee:	3,150 (ditto)

8.	Influence on MITSUI’s consolidated results

Since MITSUI recognized the losses on this transaction by the last term, we expect that the influence on the consolidated results will be insignificant.

For inquiry from owner of Matsuna Country Club

OBARA Telephone: 0565-(65)-3661

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7562

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.